Teva Announces FDA Approval of AUSTEDO™ (deutetrabenazine) Tablets for the Treatment of Chorea
Associated with Huntington’s Disease

Approval represents the first new treatment option for chorea associated with Huntington’s disease in nearly a decade

Jerusalem, April 3, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that the U.S. Food and Drug Administration (FDA) has approved AUSTEDO™ (deutetrabenazine) tablets for the treatment of chorea associated with Huntington’s disease (HD). Previously referred to by the developmental name SD-809, AUSTEDOTM is the first deuterated product approved by the FDA and only the second product approved in HD. The product was previously granted Orphan Drug Designation by the FDA.

A rare and fatal neurodegenerative disorder, HD affects more than 35,000 people in the United States. Chorea – involuntary, random and sudden, twisting and/or writhing movements – is one of the most striking physical manifestations of this disease and occurs in approximately 90% of patients. “Chorea is a major symptom for many living with Huntington disease. It impacts patients’ functionality and activities of daily living, and there have been limited treatment options for these patients,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “Based on the results demonstrated in the clinical development program which supported the approval of AUSTEDO™ and our ongoing commitment to patients, we feel uniquely positioned to bring this treatment option forward.”

The FDA approval was based on results from a Phase III randomized, placebo-controlled study to assess the safety and efficacy of AUSTEDO™ in reducing chorea in patients with HD (First-HD).

“At Teva, we have a long history of establishing, comprehensive disease management programs in chronic disease areas. We have highly skilled teams experienced in building relationships with patients, their care partners and healthcare professionals,” said Rob Koremans, MD, President and CEO of Global Specialty Medicines at Teva. “Bringing a new treatment forward where the unmet need is so significant is an inspiring opportunity. Our commercial and medical organizations are well prepared to make this important treatment available to the HD community.”

“Chorea associated with Huntington’s disease has a significant impact on those living with the disease and their families,” said Louise Vetter, Chief Executive Officer of the Huntington’s Disease Society of America. “The FDA’s approval of AUSTEDO™ represents an important new treatment option for people with HD and highlights the need for more therapeutic resources for this underserved patient community.”

Teva’s Shared Solutions® is a free service to provide support to patients starting or taking AUSTEDOTM at 1-800-887-8100. Resources include nursing support, disease education, and financial assistance programs. AUSTEDOTM is expected to be available in the U. S. within the next 3 weeks.

About AUSTEDOTM

AUSTEDOTM is indicated for the treatment of chorea associated with Huntington’s disease.

The efficacy of AUSTEDOTM as a treatment for chorea associated with Huntington’s disease was established in a randomized, double-blind, placebo-controlled, multi-center trial conducted in 90 ambulatory patients with manifest chorea associated with Huntington’s disease. Total Maximal Chorea Scores for patients receiving AUSTEDOTM improved by approximately 4.4 units from baseline to the maintenance period (average of Week 9 and Week 12), compared to approximately 1.9 units in the placebo group. The treatment effect of -2.5 units was statistically significant (p<0.0001). The Maintenance Endpoint is the mean of the Total Maximal Chorea Scores for the Week 9 and Week 12 visits. At the Week 13 follow-up visit (1 week after discontinuation of the study medication), the Total Maximal Chorea Scores of patients who had received AUSTEDOTM returned to baseline.

Important Safety Information

WARNING: DEPRESSION AND SUICIDALITY. AUSTEDOTM can increase the risk of depression and suicidal thoughts and behavior (suicidality) in patients with Huntington’s disease. Anyone considering the use of AUSTEDOTM must balance the risks of depression and suicidality with the clinical need for treatment of chorea. AUSTEDOTM is contraindicated in patients who are suicidal, and in patients with untreated or inadequately treated depression.

AUSTEDOTM is also contraindicated in: patients with hepatic impairment; patients taking monoamine oxidase inhibitors (MAOIs), or within 14 days of discontinuing MAOI therapy; patients taking reserpine or within 20 days of discontinuing reserpine; and patients taking tetrabenazine (XENAZINE®).

VMAT2 inhibitors, including AUSTEDOTM, may cause a worsening in mood, cognition, rigidity, and functional capacity. Neuroleptic Malignant Syndrome has been observed in patients receiving tetrabenazine (a closely related VMAT2 inhibitor). AUSTEDOTM may increase the risk of akathisia, agitation, and restlessness and may cause parkinsonism in patients with Huntington’s disease. Sedation is a common dose-limiting adverse reaction of AUSTEDOTM.

Tetrabenazine causes an increase in the corrected QT (QTc) interval. A clinically relevant QT prolongation may occur in some patients treated with AUSTEDOTM who are CYP2D6 poor metabolizers or are co-administered a strong CYP2D6 inhibitor. Tetrabenazine elevates serum prolactin concentrations in humans.

Since deutetrabenazine or its metabolites bind to melanin-containing tissues, it could accumulate in these tissues over time. The most common adverse reactions (>8% of AUSTEDOTM-treated patients and greater than placebo) in a controlled clinical study were: somnolence, diarrhea, dry mouth, and fatigue.

Please click here for full Prescribing Information, including Boxed Warning: austedo.com/pi. A copy may be requested from the US Medical Information Contact Center for Teva Specialty Medicines at 888-4-TEVA-RX (888-483-8279) and USMedInfo@tevapharm.com or Teva’s Public Relations or Investor Relations contacts.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Statements Regarding Forward-Looking Information:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Actavis Generics; our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to market AustedoTM successfully and realize its potential, our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

other financial risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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